Exhibit 1.01

Conflict Minerals Report of DreamWorks Animation SKG, Inc.

For the Year Ended December 31, 2015

Section 1: Introduction

This is the Conflict Minerals Report of DreamWorks Animation SKG, Inc. (“DreamWorks” or the “Company”) for the year ended December 31, 2015 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Any defined terms used in this Report and not otherwise defined herein have the meanings set forth in the Rule or in the Company’s Form SD to which this Report is attached.

The Company creates branded family entertainment, including animated feature films, television series and related consumer products. The Company has the following reportable segments: Feature Films, Television Series and Specials, Consumer Products and New Media.

In accordance with the Rule, the Company undertook due diligence efforts to determine the source and chain of custody of the conflict minerals in its products, in order to see if any such conflict minerals had originated from any of the Covered Countries (as defined in the Rule). The Company determined that conflict minerals were necessary for the functionality or production of certain products in its Consumer Products segment. The Company’s analysis of its products consisted of identifying the direct suppliers of products that contain or may contain conflict minerals, sending a notification to these suppliers informing them about the requirements of the Rule, and requesting they complete a conflict minerals survey based on the standard template designed by the Conflict-Free Sourcing Initiative (the “CFSI”), known as the Conflict Minerals Reporting Template (“CMRT”).

For purposes of the Rule, conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten. The Company’s policy with respect to the sourcing of conflict minerals can be found at http://ir.dreamworksanimation.com.

Section 2: Due Diligence

Design of the due diligence framework

The Company designed its due diligence framework to be in conformity with the internationally recognized due diligence framework as set forth in the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Framework”) and related Supplements on Tin, Tantalum and Tungsten and on Gold (“3TG”), specifically as it related to the Company’s position in the minerals supply chain as a “downstream” purchaser.

As a downstream purchaser of 3TG, the Company does not purchase 3TG directly from miners, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Company’s products and the original sources of the 3TG. Product supply chains are often long and complex, with many different entities involved prior to the receipt of finished products by the Company or its direct suppliers. Accordingly, the Company’s due diligence measures can provide only reasonable, and not absolute, certainty regarding the source and chain of custody of the necessary 3TG. The Company’s due diligence processes involves seeking information via the CMRT from its direct suppliers, including (i) whether the product contains any 3TG, (ii) whether the 3TG were necessary to the production of the finished product(s), (iii) whether the 3TG were 100% from recycled or scrap sources, (iv) whether any smelters sourced 3TG from Covered Countries, and (v) whether such supplier had received 3TG information from all of its relevant suppliers. Due to the Company’s position within the supply chain in relation to the actual extraction and transport of 3TG, however, the Company’s ability to verify the accuracy of information reported by suppliers in the CMRT’s is limited. The Company’s various sources of information may yield inaccurate or incomplete information.

Description of the due diligence measures performed

Summarized below are the Company’s due diligence measures as they relate to the five-step framework as set forth in the OECD Framework:

Establish company management systems

The Company performed the following:

•	Designated a representative from Risk Assurance & Advisory to direct the overall efforts of the conflict minerals disclosure and compliance program, with support from various representatives of the Company.

•	Engaged an outside consultant to assist in the design and ongoing administration of such program.

•	Maintained a policy with respect to sourcing of conflict minerals and published this policy online at the following link: http://ir.dreamworksanimation.com.

•	Maintained a grievance mechanism to allow parties to contact the Company with conflict minerals related concerns via email at conflictminerals@dreamworksanimation.com.

Identify and assess risks in the supply chain

The Company performed the following:

•	The Company sent a CMRT to a total of 37 suppliers.

•	12 Suppliers did not provide completed CMRTs. These suppliers were considered non-responsive to the Company’s request and were sent reminder letters as part of the Company’s supplier engagement plan.

•	27 Supplier responses were received and reviewed for inconsistencies, risks identified or apparent errors as part of the Company’s supplier engagement plan. Of these, 25 were accepted as complete.

Design and implement a strategy to respond to identified risks

The Company performed the following:

•	Maintained a risk mitigation plan that outlines the Company’s strategy for identifying and responding to risks posed by 3TG potentially present in the Company’s supply chain.

•	Maintained a corrective action plan that outlines the Company’s strategy for handling suppliers that failed to meet the Company’s standards regarding the disclosure, presence or sourcing of 3TG in the Company’s products.

•	The Company sent reminder notifications to 27 initially non-responsive suppliers and sent follow-up letters requesting clarification to three suppliers identified as providing an inconsistent or incomplete survey response. Two of the three suppliers who were sent follow-up letters requesting clarification did not respond to our inquiry. These two suppliers were included amongst the 12 suppliers considered non-responsive.

Carry out independent third-party audit of smelter/refiner due diligence practices

The Company does not have a direct relationship with smelters or refiners that process 3TG; as a result the Company does not perform or direct audits of these entities within its supply chain. The Company relies on the audits of smelters and refiners conducted by the CFSI, through the Conflict-Free Smelter Program, which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

Report annually on supply chain due diligence

This Conflict Minerals Report constitutes the Company’s annual report on the Company’s conflict minerals due diligence, and is available on the Company’s website http://ir.dreamworksanimation.com, and is filed with the U.S. Securities and Exchange Commission (SEC).

Independent private sector audit

Under SEC guidance issued on April 29, 2014, no independent private sector audit was required.

Section 3: Due Diligence Results and Product Description

Based on the information obtained through its due diligence process, DreamWorks has concluded that the following products contain 3TG:

•	Consumer products, such as light-up toys, novelty items and other character-related merchandise, with simple electronic components that typically contain 3TG.

•	DreamPlaceTM interactive installations that are sold to retail shopping locations, which contain electronic components such as lighting fixtures and elements, video and audio equipment, flat panel television screens, computer hardware and tablet computers that typically contain 3TG.

One supplier indicated that the 3TG used in the product was received from smelters who are on the CFSI’s Conflict Free Smelters list. However, other suppliers who use 3TG in DreamWorks’ products did not supply information regarding the smelters or origin of the 3TG in its products, and thus the Company does not have sufficient information to determine the facilities used to produce the 3TG in certain of its products, or the country of origin, or the mine or location of origin of 3TG in its products.

Section 4: Continuous Improvement

The Company undertook the following measures to improve its ability to identify and respond to risks of supporting armed conflict in its supply chain.

•	Reviewed the Company’s due diligence procedures in the course of its planning activities for the current reporting period.

•	Re-engaged suppliers that were non-responsive to the Company’s survey or its corrective action measures in the previous reporting period.

•	Continued to develop the Company’s program guidance and procedures to build internal capacity.